SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Medical Alarm Concepts Holding, Inc.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

584 50R 103
(CUSIP Number)

Sharon Gottlieb
Chief Financial Officer
LogicMark, LLC
8625 Hampton Way
Fairfax Station, Virginia  22039
(703) 934-7934
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box __.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584 50R 103                                                                 13D

1	NAME OF REPORTING PERSON

LogicMark, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ___	(b) ___

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ______

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,000,000
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
9,000,000
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

9,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES ______

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.7%

14	TYPE OF REPORTING PERSON

OO

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Medical Alarm Concepts Holding, Inc. (the “Issuer”), located at 5215-C Militia Hill Road, Plymouth Meeting, Pennsylvania 19462.

Item 2.	Identity and Background

This statement is being filed by LogicMark, LLC (“LogicMark”), a Virginia limited liability company. LogicMark’s principal business is the sale of emergency medical response systems.  The address of LogicMark’s principal business and its principal office is 8625 Hampton Way, Fairfax Station, Virginia 22039. Information regarding each of LogicMark’s directors and executive officers is set forth in Appendix A attached hereto.  Each of such persons is a citizen of the United States.  During the last five years, neither LogicMark nor, to the best of LogicMark’s knowledge, any of the individuals listed on Appendix A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

LogicMark acquired all of the shares of the Common Stock it beneficially owns in connection with the settlement of litigation it had initiated against the Issuer and Medical Alarm Concepts, LLC.

Item 4.	Purpose of Transaction

As noted in Item 3, LogicMark acquired all of the shares of the Common Stock it beneficially owns in connection with the settlement of litigation it had initiated against the Issuer and Medical Alarm Concepts, LLC.  Neither LogicMark nor, to the best knowledge of LogicMark, any of the individuals listed in Appendix A, has any plans or proposals which relate to or would result in:

(a)           the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           any material change in the present capitalization or dividend policy of the Issuer;

(f)           any other material change in the Issuer's business or corporate structure;

(g)           changes in the Issuer’s charter or bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)           any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The aggregate number of shares of Common Stock beneficially owned by LogicMark is 9,000,000 shares, representing approximately 6.7% of the shares of Common Stock outstanding.  To the best knowledge of LogicMark, none of the individuals identified in Appendix A beneficially owns any shares of Common Stock. All of the shares of Issuer Common Stock beneficially owned by LogicMark were issued to LogicMark on May 19, 2010 in connection with the settlement of litigation initiated by LogicMark against the Issuer and Medical Alarm Concepts, LLC.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Other than the agreement providing for the settlement of the litigation between LogicMark and the Issuer and Medical Alarm Concepts, LLC, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between LogicMark and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.  None of the shares of Common Stock beneficially owned by LogicMark are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOGICMARK, LLC

Date:	June 7, 2010	By:	/s/ Sharon Gottlieb
Sharon Gottlieb
Chief Financial Officer

APPENDIX A

The name, present principal occupation or employment and the name and principal business of any corporation or other organization in which such employment is conducted, of each of the executive officers and directors of LogicMark is set forth below.  The address of each person listed below is: c/o LogicMark, LLC, 8625 Hampton Way, Fairfax Station, Virginia 22039.

Name	Position with LogicMark	Principal Occupation or Employment, if Other Than with LogicMark

Mark Gottlieb	President, Chief Executive Officer and Director

Roland Murphy	Director	Chief Executive Officer and Owner, Colonial Assembly and Design, Fredericksburg, VA

Larry Gaffey	Director	Owner, Gaffey & Associates, CPA, Reston, VA

Sharon Gottlieb	Chief Financial Officer

A-1